Exhibit 3.9

CERTIFICATE OF FORMATION

OF

AMERICAN LAND HOLDINGS OF INDIANA, LLC

1. The name of the limited liability company is American Land Holdings of Indiana, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street. Wilmington, New Castle County Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of American Land Holdings of Indiana, LLC this 8th day of March, 2005

/s/ Joseph W. Bean
Joseph W. Bean
Vice President and Associate General Counsel Peabody Energy Corp.